Trombly Business Law
1320 Centre Street, Suite 202
Newton, MA 02429
Telephone (617) 243-0060
Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

April 04, 2008

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC  20549

Attn:       Mr. H. Christopher Owings

Re:          U.S.  Biodefense, Inc.
Additional Definitive Information on Schedule 14C
Filed February 4, 2008
Form 10-KSB filed March 15, 2007
File No. 0-31431

Dear Mr. Owings:

I am securities counsel for U.S. Biodefense, Inc. (the “Company”). The Company is responding to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated March 5, 2008.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Additional Definitive Information on Schedule 14C filed February 4, 2008

General

Comment 1.
We note your response to comment 1 of our letter dated November 28, 2007. Specifically, we note your indication that you plan to include a reserve to purchase any shares of Emergency Disaster Systems, Inc. from shareholders. Please clarify how you intend to advise shareholders who participated in the spin-off of the availability of this reserve. In other words, tell us whether you plan to conduct a rescission offer and, if not, why not. Please also tell us in what amount and by what means you plan to fund the reserve.

Response 1.
The Company plans to conduct a rescission offer for the shares of Emergency Disaster Systems, Inc. that were distributed in the September 24, 2007 issuance to its stockholders of record on September 7, 2007. At the time of distribution, the Emergency Disaster Systems, Inc. shares were valued at an aggregate amount of approximately $18,985. The Company intends to offer its stockholders a rescission amount equal to the value of the shares of Emergency Disaster Systems, Inc. on the date of distribution. The Company’s former management participated in the distribution, and they have indicated that they intend to waive their rescission rights. The Company estimates that if all other stockholders exercise their rescission rights, the Company will have to pay approximately $7,044 in rescission payments, plus any applicable legal and accounting fees.

In its financial statements for the fiscal year ended November 30, 2007, the Company included a reserve expense in the amount of $100,000 to cover the costs of the rescission offer, including the amount of rescission payments and legal, accounting, mailing and administrative expenses associated with the rescission. The Company intends to reevaluate this account on a quarterly basis and adjust the reserve amount accordingly. The Company expects to fund any costs related to possible rescission through the issuance of common shares to raise funds or loans from an officer of the Company.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/  Amy M. Trombly

Amy M. Trombly
Counsel for U.S. Biodefense, Inc.

cc:           U.S. Biodefense, Inc.